Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-229822

Pricing Term Sheet

$750,000,000 4.500% Senior Notes due 2029

February 27, 2019

This pricing term sheet supplements the preliminary prospectus supplement of Huntsman International LLC, dated February 27, 2019, relating to the prospectus dated February 25, 2019.

Issuer:	Huntsman International LLC

Expected Ratings*:	Baa3 / BB+ / BBB- (Moody’s / S&P / Fitch)

Offering Format:	SEC-Registered

Security Type:	Senior Unsecured Notes

Security Title:	4.500% Senior Notes due 2029

Principal Amount:	$750,000,000

Maturity Date:	May 1, 2029

Coupon:	4.500%

Price to Public:	98.870%

Yield to Maturity:	4.640%

Spread to Benchmark Treasury:	+195 bps

Benchmark Treasury:	UST 2.625% due February 15, 2029

Benchmark Treasury Price/Yield:	99-14 / 2.690%

Pricing Date:	February 27, 2019

Settlement Date:	March 13, 2019 (T+10)

Interest Payment Dates:	May 1 and November 1, commencing November 1, 2019

Optional Redemption:

Make-whole Call:	+30 bps

Par Call:	At any time on or after February 1, 2029, at par plus accrued and unpaid interest to the redemption date

CUSIP / ISIN:	44701Q BE1 / US44701QBE17

Joint Book-Running Managers:

Citigroup Global Markets Inc.
Merrill Lynch, Pierce, Fenner & Smith
                     Incorporated
Barclays Capital Inc.
Deutsche Bank Securities Inc.
Goldman Sachs & Co. LLC
HSBC Securities (USA) Inc.
J.P. Morgan Securities LLC
Morgan Stanley & Co. LLC
PNC Capital Markets LLC
SunTrust Robinson Humphrey, Inc.

Senior Co-Managers:	BMO Capital Markets Corp. ICBC Standard Bank Plc RBC Capital Markets, LLC TD Securities (USA) LLC

Co-Manager:	Academy Securities, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time.

The Issuer has filed a registration statement (including a base prospectus) and a prospectus supplement with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this communication relates.  Before you invest, you should read the prospectus supplement for this offering, the Issuer’s prospectus in that registration statement and any other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering.  You may get these documents for free by searching the SEC online database (EDGAR) on the SEC website at http://www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling or e-mailing Citigroup Global Markets Inc. at 1-800-831-9146 or prospectus@citi.com or calling or e-mailing Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322 or dg.prospectus_requests@baml.com.

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